

RACE CAR MONKS MOVIE, LLC
(the "Company")
a Florida Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to December 31, 2025

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 3
BALANCE SHEET 4
STATEMENT OF OPERATIONS 5
STATEMENT OF CHANGES IN MEMBER EQUITY 6
STATEMENT OF CASH FLOWS 7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS 8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 8
NOTE 3 – RELATED PARTY TRANSACTIONS 10
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS 11
NOTE 5 – LIABILITIES AND DEBT 11
NOTE 6 – EQUITY 11
NOTE 7 – SUBSEQUENT EVENTS 12



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Race Car Monks Movie, LLC Management

We have reviewed the accompanying financial statements of Race Car Monks Movie, LLC (the Company), which comprise the balance sheet as of December 31, 2025, and the related statement of operation, statement of changes in shareholders' equity, and statement of cash flows for the period inception through December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

April 15, 2026

RACE CAR MONKS MOVIE, LLC
BALANCE SHEET

		As of December 31, 2025
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	212,214
Escrow Receivable		18,604
Total Current Assets		230,819
Non-Current Assets:		
Film Production Costs	$	36,000
Total Non-Current Assets		36,000
TOTAL ASSETS	$	266,819
LIABILITIES AND EQUITY		
Current Liabilities:		
Short-term Note Payable - Related Party	$	14,000
Accrued Expenses		-
Accrued Interest		463
Total Current Liabilities	$	14,463
Non-Current Liabilities:		
Long-term Revenue-sharing Obligations	$	254,508
Total Non-Current Liabilities		254,508
TOTAL LIABILITIES		268,971
EQUITY		
Member's Equity	$	100
Accumulated Deficit		(2,252)
TOTAL EQUITY	$	(2,152)
TOTAL LIABILITIES AND EQUITY	$	266,819

See Accompanying Notes to these Unaudited Financial Statements

RACE CAR MONKS MOVIE, LLC
STATEMENT OF OPERATIONS

		Inception through December 31, 2025
Operating Expenses		
Advertising and Marketing	$	1,637
General and Administrative		153
Total Operating Expenses		**1,790**
Total Loss from Operations	$	**(1,790)**
Other Income (Expense)		
Interest	$	(463)
Total Other Income (Expense)		**(463)**
Net Loss	$	**(2,252)**

See Accompanying Notes to these Unaudited Financial Statements

RACE CAR MONKS MOVIE, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

	Member's Capital		Accumulated Deficit	Total Member's Equity
	Units	$ Amount		
Beginning balance at inception (4/16/25)	-	-	-	-
Contribution	-	100	-	100
Net loss	-	-	(2,252)	(2,252)
Ending balance at 12/31/25	-	100	(2,252)	(2,152)

See Accompanying Notes to these Unaudited Financial Statements

RACE CAR MONKS MOVIE, LLC
STATEMENT OF CASH FLOWS

		Inception through December 31, 2025
OPERATING ACTIVITIES		
Net Loss	$	(2,252)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Escrow Receivable		(18,604)
Short-term Note Payable - Related Party		14,000
Accrued Expenses		-
Accrued Interest		463
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(4,142)
Net Cash used in Operating Activities	$	(6,394)
INVESTING ACTIVITIES		
Film Production Costs	$	(36,000)
Net Cash used in Investing Activities	$	(36,000)
FINANCING ACTIVITIES		
Long-term Revenue-sharing Obligations	$	254,508
Member's Equity	$	100
Net Cash provided by Financing Activities	$	254,608
Cash at the beginning of period		-
Net Cash increase for period	$	212,214
Cash at end of period	$	212,214

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest		-
Income taxes		-

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Race Car Monks Movie, LLC ("the Company") was formed in Florida on April 16, 2025. The Company plans to generate revenue by producing and distributing a feature-length, faith-based family comedy film titled 'Race Car Monks'. The film is designed to appeal to an underserved niche audience that values content centered on faith, family, and sports. The Company's principal office is located at 11684 Olde Mandarin Rd., Jacksonville, Florida. Its primary target audience and distribution partners are based in the United States, with additional potential reach through digital and streaming platforms.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the

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inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $212,214 in cash and cash equivalents as of December 31, 2025.

Film Production Costs

Film production costs, which include all direct production costs, production overhead, and capitalized interest, are capitalized in accordance with ASC 926-20, Entertainment Films Other Assets Film Costs. Capitalized film production costs are amortized using the individual film forecast computation method in the ratio that the current period's actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year. Amortization of film production costs begins when a film is released and the Company begins to recognize revenue from that film.

The Company reviews the carrying value of its film production costs for impairment whenever events or changes in circumstances indicate that the fair value of a film (or film group, if the film is predominantly monetized with other films and/or license agreements) may be less than its unamortized film costs. If such indicators are present, the Company determines the fair value of the film or film group, generally using a discounted cash flow model that considers estimates of future cash inflows and outflows, including exploitation and participation costs. An impairment loss is recognized for the amount by which the unamortized film production costs exceed the estimated fair value, and the reduced amount is treated as the new cost basis; previously recognized impairments are not restored in subsequent periods. The Company also writes off remaining unamortized film production costs when a film is substantively abandoned. Based on this assessment, there was no impairment of film production costs for the year ended December 31, 2025.

A summary of the Company's film production costs is below.

Property Type	2025
Film Costs	36,000
Less: Accumulated Depreciation	-
Totals	**36,000**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers," following the five-step procedure:

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Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company plans to generate revenue from the distribution of its films through theatrical and digital platforms. Payments will generally be received from theaters and digital platforms on a periodic basis (typically biweekly). After the exhibition or digital delivery, reports are provided. The Company's primary performance obligation is the successful completion and delivery of a feature film for theatrical distribution and digital distribution. Revenue will be recognized as the Company satisfies this performance obligation, which occurs upon completion and delivery of the film to the respective distributors and platforms, to the extent collectibility is probable. The Company does not currently intend to presell its films and therefore does not expect to receive significant cash payments in advance of completing its performance obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of general business expenses, including bank fees and service charges.

Income Taxes

The Company is a pass-through entity; therefore, any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On August 1, 2025, the Company obtained a $24,000 loan from Cristina Shields, the spouse of the Company's president. The balance of this loan was $14,000 as of December 31, 2025. See Note 5.

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NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Short-term Note Payable - Related Party: On August 1, 2025, the Company entered into a loan agreement with Cristina Shields, the spouse of the Company's president, through Lumen Entertainment, Inc. Under the agreement, the Company borrowed $24,000 bearing interest at 5% per annum, calculated yearly and not in advance, beginning August 1, 2025. The note was due in full on January 14, 2026, and could be prepaid at any time without penalty while not in default. The balance of this loan was $14,000 as of December 31, 2025. See Note 3.

Long-term Revenue-sharing Obligations: During the period, the Company conducted an exempt offering under Regulation Crowdfunding and issued crowdfunding financing interests pursuant to a Crowdfunding Financing Agreement related to the feature film "Race Car Monks." These securities are structured as contractual revenue-sharing interests and do not provide investors with any equity interest in the Company or any ownership interest in the picture; instead, investors are entitled, solely from future gross receipts of the picture, if any, to recoupment of their contributed capital plus a contractual return and a pro rata share of specified net receipts for up to ten years, after which all remaining revenues revert to the producers. Investors have no voting rights, no rights to residual assets upon liquidation, and no claim on any other assets or projects of the Company; accordingly, under U.S. GAAP, these instruments are classified as long-term revenue-sharing obligations within liabilities in the accompanying unaudited balance sheet rather than as equity. As part of this financing, the Company incurred portal and other incremental costs directly attributable to the issuance, which have been capitalized as deferred financing costs and are presented as a direct deduction from the carrying amount of the related revenue-sharing obligation in accordance with ASC 835-30; such costs totaled 21,831 as of December 31, 2025, and will be amortized to interest expense over the expected term of the obligation using the effective interest method. The net carrying amount of the revenue-sharing obligation, after deducting deferred financing costs, was 254,508, and the gross principal balance of this obligation was 276,339 as of December 31, 2025.The long-term revenue-sharing obligations have no fixed repayment schedule and are payable solely from future gross receipts of the film, if any, over a contractual term of up to ten years; amounts may never become payable if sufficient receipts are not generated.

NOTE 6 – EQUITY

The Company is structured as a limited liability, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2025, is below.

Holder (Security)	Ownership
Brian Shields	100%

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NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 15, 2026, the date these financial statements were available to be issued.

On January 14, 2026, the Company repaid the outstanding principal balance of the related-party loan, and the related accrued interest was forgiven; no balance remained outstanding as of that date.